vnu

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

Date	November 28, 2002
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases:

- **VNU signs EUR 240 million senior revolving syndicatd credit facility, renewing short-term bank debt,** dated November 25, 2002
- **Appointment VNU Corporate Staff (Mr. Koen van Zijl) ,** dated November 26, 2002

With kind regards,
VNU bv

Rob de Meel
Director

dlw 1/9

vnu

Press release

Date November 26, 2002

APPOINTMENT VNU CORPORATE STAFF

Haarlem, The Netherlands - Mr. **Koen van Zijl** joined the Corporate Communications department on November 18, 2002. As Deputy Director of this department, he will have worldwide responsiblity for VNU's media relations as of February 1, 2003. In this position he will report to Rob de Meel, Director Corporate Communications / Investor Relations.

He will succeed Maarten Schikker, who will stand back for health reasons. Maarten Schikker will continue to work as Manager Public Affairs in the department.

Previously, Koen van Zijl worked as Director Public Relations & Public Affairs at KPNQwest and as a PR and PA Consultant at Hill & Knowlton Nederland.

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4 billion.

Press contacts Maarten Schikker - telephone +31 (0)23 546 36 00

Investor Relations Rob de Meel - telephone +31 (0)23 546 36 00

Press release

Date November 25, 2002

VNU SIGNS EUR 240 MILLION SENIOR REVOLVING SYNDICATED CREDIT FACILITY, RENEWING SHORT-TERM BANK DEBT

Haarlem, The Netherlands – VNU, a leading media and information company, today announced that it has reached an agreement with a syndicate of 16 banks, with ABN AMRO as lead arranger, to renew a committed senior revolving syndicated credit facility of EUR 240 million until July 2005. This new facility replaces the existing original NLG 500 million revolving credit facility, which matures in July 2003.
With this timely renewal, VNU further reduced its short-term refinancing requirements.

In December 2001, VNU arranged a committed stand-by credit facility of EUR 500 million, which is still fully undrawn.

VNU
VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Press contacts	Maarten Schikker	telephone +31 23 546 36 00
Investor Relations	Rob de Meel	telephone +31 23 546 36 00